FILTRONA

RECEIVED
2006 AUG -8 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

31 July 2006

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
USA


06015822

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 June 2006, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Shanny Looi
Deputy Company Secretary

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 5444653

Company Name in full Filtrona plc

Changes of particulars form *Complete in all cases*

Date of change of particulars — Day 01 Month 07 Year 2006

Name * Style / Title: Mr * Honours etc:

Forename(s): Jon Michael

Surname: Green

† Date of Birth: Day Month Year

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

The Cottage, Home Farm

Post town: Lillingstone Lovell

County / Region: Buckingham Postcode: MK18 5BJ

Country: England

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed  **Date** 4/7/2006

(**~~director~~/ secretary/ ~~administrator~~/ ~~administrative receiver~~/ ~~receiver manager~~/ ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms Shanny Looi, Filtrona plc, Avebury House, 201-249
Avebury Boulevard, Milton Keynes, Buckinghamshire,
MK9 1AU, Tel 01908 359 100

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Goldman Sachs International	6,331,763
Goldman Sachs Securities (Nominees) Limited	6,897,384
	13,229,147

5. Number of shares / amount of stock acquired

   2,233,975 shares

6. Percentage of issued class

   1.02%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    4 July 2006

11. Date company informed

    11 July 2006

12. Total holding following this notification

    13,229,147 shares

13. Total percentage holding of issued class following this notification

    6.03%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    11 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Goldman Sachs International	7,941,594
Goldman Sachs Securities (Nominees) Limited	13,683,884
	21,625,478

5. Number of shares / amount of stock acquired

   8,396,331 shares

6. Percentage of issued class

   3.83%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    7 July 2006

11. Date company informed

    11 July 2006

12. Total holding following this notification

    21,625,478 shares

13. Total percentage holding of issued class following this notification

    9.86%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    11 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Filtrona plc

2. Name of shareholder having a major interest

   Goldman Sachs Group, Inc. through its direct and indirect subsidiaries, Goldman, Sachs & Co, Goldman Sachs Securities (Nominees) Limited, and Goldman Sachs International.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   A beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of Goldman Sachs Group, Inc. and a non-beneficial interest held by Goldman Sachs Securities (Nominees) Limited representing funds under management held on behalf of clients.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	**Holding**
Goldman Sachs International	8,392,317
Goldman Sachs Securities (Nominees) Limited	13,583,345
	21,975,662

5. Number of shares / amount of stock acquired

   350,184 shares

6. Percentage of issued class

   0.16%

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary Shares

10. Date of transaction

    14 July 2006

11. Date company informed

    18 July 2006

12. Total holding following this notification

    21,975,662 shares

13. Total percentage holding of issued class following this notification

    10.02%

14. Any additional information

    N/A

15. Name of contact and telephone number for queries

    Shanny Looi – 01908 359100

16. Name and signature of authorised company official responsible for making this notification

    Jon Green – Company Secretary

    Date of notification

    18 July 2006